FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: January, 2022	Commission File Number: 001-13354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West
1 First Canadian Place	129 rue Saint-Jacques
Toronto, Ontario	Montreal, Quebec
Canada, M5X 1A1	Canada, H2Y 1L6

(Executive Offices)	(Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-237342

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

	By:	/s/ Caroline Dufaux
	Name:	Caroline Dufaux
	Title:	Head, Capital Management and Funding

Date: January 10, 2022

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.1	Underwriting Agreement, dated January 5, 2022, among Bank of Montreal and BMO Capital Markets Corp., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, BNP Paribas Securities Corp. and HSBC Securities (USA) Inc. as representatives of the several Underwriters named therein.

4.1	Fourth Supplemental Indenture, dated as of January 10, 2022, between the Bank and Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as Trustee.

5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Bank.

5.2	Opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel to the Bank.

8.1	Opinion of Sullivan & Cromwell LLP, U.S. tax counsel to the Bank.

8.2	Opinion of Osler, Hoskin & Harcourt LLP, Canadian tax counsel to the Bank.

23.1	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1 and 8.1 above).

23.2	Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit 5.2 and 8.2 above).